THE LAW OFFICES OF

THOMAS C. COOK

ATTORNEY AND COUNSELOR AT LAW

10470 W. CHEYENNE AVENUE, SUITE 530, PMB 303

LAS VEGAS, NEVADA 89129

(702) 524-9151

tccesq@aol.com

June 23, 2021

Edwin Kim, Attorney Advisor

U.S. Securities and Exchange Commission

Division of Corp. Finance, Office of Technology

Washington, DC 20549

Re:	Findit, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed April 28, 2021
File No. 333-254128

Dear Sirs:

We have received your comment letter dated May 13, 2021. Below are our responses to your comments, and we have amended our Registration Statement on Form S-1 accordingly.

Amendment No. 2 to S-1 filed on May 25, 2021

Certain Relationships and Related Party Transactions, page 44

1. We note your response to prior comment 3 regarding your related party transactions. Please identify the specific individuals that are related parties for: (1) the holding common ownership with Transworldnews, Inc. and (2) principal shareholders that were paid for labor.

Answer: The requested disclosures has been added at page 45.

Financial Statements

Statement of Cash Flows, page F-4

2. We note you removed the amount of proceeds from the sale of common stock in response to comment 3. You should also correct the subtotal amount reported as Net Cash Provided by Financing Activities and make any other necessary corrections to your Statement of Cash Flows. In addition, indicate above the 2020 column that the statement of cash flows was revised. Your auditor should update their report and indicate that they have audited the error corrections.

Answer: We have corrected the subtotal amount reported as Net Cash Provided by Financing Activities and make the necessary corrections to our Statement of Cash Flows as requested. Further, we have indicated above the 2020 column that the statement of cash flows was revised. Finally, our auditor has indicated that he has audited the error corrections.

General

3. Please amend your filing to include your financial statements for the quarter ended March 31, 2021.

Answer: We have amended our filing to include our financial statements for the quarter ended March 31, 2021.

Should you have any further questions or comments, please do not hesitate to contact me at the number and address above, including via email at tccesq@aol.com.

Sincerely,

/s/ Thomas C. Cook

Thomas C. Cook, Esq.